UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Availability of Annual Report on Form 20-F Through Company Website”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2026	NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail: investors@novami.com
Nova Website Link - https://www.novami.com/

Investor Relations Contact:
Miri Segal, MS-IR LLC
E-mail: msegal@ms-ir.com

Nova Announces Availability of Annual Report on Form 20-F
Through Company Website

Rehovot, Israel – February 17, 2026 - Nova (Nasdaq: NVMI) announced today that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on February 17, 2026, is available through its website (https://www.novami.com/). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to Nasdaq Listing Rule 5250(d)(1)(C).

About Nova:

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova's unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova's website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.